UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION


           APPLICATION/DECLARATION ON FORM U-1/A UNDER
           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


                      C&T Enterprises, Inc.
                          RR 2, Box 17
                        Wysox, PA  18854

              Tri-County Rural Electric Cooperative
                      22 North Main Street
                      Mansfield, PA  16933

                 Wilderness Area Utilities, Inc.
                      22 North Main Street
                      Mansfield, PA  16933

              Claverack Rural Electric Cooperative
                          RR 2, Box 17
                        Wysox, PA  18854

      (Name of companies filing this statement and address
                 of principal executive office)


                             (NONE)
                     PARENT HOLDING COMPANY

                            See below


            (Name and address of agents for service)


           COPIES OF ANY PLEADINGS AND OTHER DOCUMENTS
                MAY BE SERVED UPON THE FOLLOWING






Robert Chappell, Esquire          Kenneth Zielonis, Esquire
VAN de HIEL & CHAPPELL            STEVENS & LEE
14 South Main Street              Suite 310
P.O. Box 57                       208 North Third Street
Mansfield, PA  16933              P.O. Box 12090
                                  Harrisburg, PA  17108-2090

Item 1.   DESCRIPTION OF ACQUISITION

     A.   Introduction

          This Application-Declaration seeks approvals relating to the proposed acquisition of stock of an investor-owned Pennsylvania public utility, Citizens' Electric Company ("Citizens'"), directly by a recently formed holding company, C&T Enterprises, Inc. ("C&T"), and indirectly by Tri-County Rural Electric Cooperative ("Tri-County"), Claverack Rural Electric Cooperative ("Claverack"), and Wilderness Area Utilities, Inc. ("Wilderness"). Currently Tri-County and Wilderness are holding companies exempt under Section 3(a)(1) of the Act from all provisions of the Act except 9(a)(2). See, Tri-County Rural Electric Cooperative, Inc., et al., H.C.A.R. No. 35-26167 (November 22, 1994). Currently, neither C&T nor Claverack are subject to the provisions of the Act. C&T is a recently formed holding company owned equally by Tri-County and Claverack. Upon consummation of the proposed acquisition, C&T will be subject to the Act as a holding company directly possessing all of the stock of a public utility operating in the Commonwealth of Pennsylvania. Upon consummation of the acquisition, Claverack will be subject to the Act, as a holding company owning indirectly (through C&T) one-half (1/2) of the stock of a Pennsylvania operating public utility (Citizens') and owning directly one-half (1/2) of the stock of a holding company (C&T).
          Upon consummation of the acquisition, Tri-County will continue to be an exempt holding company (under Section 3(a)(1)), exempt from all provisions of the Act except 9(a)(2) since it
<PAGE 1> will directly own one-half (1/2) of the stock of a
holding company (C&T) and will indirectly own one-half (1/2) of the stock of a Pennsylvania operating public utility. Upon consummation of the transaction, Wilderness will continue to be a holding company (under Section 3(a)(1)) exempt from all provisions of the Act except 9(a)(2) since it will own directly all of the stock of an operating Pennsylvania public utility, Wellsboro Electric Company, and since it will own indirectly all of the stock of a Pennsylvania operating public utility (Citizens') through its current affiliation with Tri-County.
          Further, following the acquisition of Citizens', C&T will remain a subsidiary company of Tri-County and Claverack. In addition, C&T will become a public utility holding company by virtue of holding the common stock of Citizens'. There will be no change in the ownership interests of Wilderness or Wellsboro as a result of the acquisition of Citizens'. Tri-County will continue to hold all of Wilderness' outstanding common stock, and Wilderness will continue to hold all of the common and preferred stock of Wellsboro.
          As more fully explained in Item 3. APPLICABLE STATUTORY PROVISIONS of the original Application/Declaration, upon consummation of the acquisition, C&T will be an exempt holding company pursuant to Section 3(a)(1) of the Act. It will be exempt from all provisions of the Act except 9(a)(2). Upon consummation of the transaction, Tri-County will continue its exemption under Section 3(a)(1) of the Act and Claverack also will be entitled to an exemption under Section 3(a)(1) of the Act from all provisions of the Act except 9(a)(2). Finally,
<PAGE 2> Wilderness will also continue to be entitled to an
exemption from all provisions of the Act, except 9(a)(2), pursuant to Section 3(a)(1) of the Act. Upon consummation of the transaction, each of Tri-County, Claverack and C&T will be entitled to an exemption under Section 3(a)(2) of the Act because each company, and each material public utility holding company subsidiary, will be predominately intra-state in character and carry on its business substantially in Pennsylvania, the state in which each company and every material public utility company subsidiary are organized.

                            SIGNATURE
          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Application and Declaration to be signed on its behalf by the undersigned.

                              C&T ENTERPRISES, INC.

                              TRI-COUNTY RURAL ELECTRIC
                              COOPERATIVE

                              CLAVERACK RURAL ELECTRIC
                              COOPERATIVE

                              WILDERNESS AREA UTILITIES, INC.

                              /s/ Kenneth Zielonis
                              Kenneth Zielonis
                              STEVENS & LEE
                              208 North Third Street
                              Suite 310
                              P.O. Box 12090
                              Harrisburg, PA  17108-2090

Dated:  December 17, 1998     Attorneys for C&T Enterprises,
                              Inc., Tri-County Rural Electric
                              Cooperative, Claverack Rural
                              Electric Cooperative and Wilderness
                              Area Utilities, Inc.  <PAGE 4>